CNinsure Inc.

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

+86 20 6122-2777

November 20, 2009

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	CNinsure Inc.

Registration Statement on Form F-3,

as filed on November 5, 2009 (File No. 333-162895) and as amended on

November 19, 2009

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, CNinsure Inc. (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective by 10:00 a.m. eastern time on November 24, 2009. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins, Attention: David Zhang, by facsimile at +(852) 2522-7006. Mr. Zhang’s direct line is +(852) 2912-2503.

The Registrant acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Sincerely yours,

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chairman and Chief Executive Officer